Exhibit 99.1

Sierra Wireless, Inc.

Business Acquisition Report

Dated May 11, 2009

1.              IDENTITY OF COMPANY

1.1       Name and Address of Company

Sierra Wireless, Inc. (“Sierra”)

13811 Wireless Way

Richmond, B.C.

V6V 3A4

1.2       Executive Officer

An executive officer of Sierra who is knowledgeable about the significant acquisition described herein and this report is:

David McLennan

Chief Financial Officer

Phone:  604.231.1185

2.              DETAILS OF ACQUISITION

Certain statements in this Business Acquisition Report that are not based on historical facts constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this Business Acquisition Report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding” or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com or EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. Many of these factors and uncertainties are beyond our control. Consequently, all forward-looking statements in this Business Acquisition Report are qualified by this cautionary statement and we cannot assure you that the actual results, performance, achievements or developments that we anticipate will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

2.1       Nature of Business Acquired

Overview

On February 27, 2009, Sierra closed the previously announced acquisition of Wavecom S.A. (“Wavecom”).

Wavecom, founded in 1993, is a global technology company that develops, markets, and sells wireless platforms that can be embedded into virtually any machine or device, thus enabling it to transmit and receive both data and voice communications via wireless cellular network operators. Wavecom’s highly sophisticated wireless platforms are sold as wireless central processing units and integrate all of the necessary software and hardware on miniature circuit board platforms that can be used for a wide variety of applications.  Wavecom also provides its customers with development tools and engineering support services to facilitate the design and operation of innovative wireless products.

2.2       Date of Acquisition

February 27, 2009

2.3       Consideration

On December 2, 2008, Sierra announced an all-cash offer to purchase the common shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom S.A. (“Wavecom”), a global leader in wireless M2M solutions.  The total value of the transaction was approximately $288 million (€218.0 million).  Sierra made a cash offer of €8.50 per ordinary share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom’s ordinary shares and all OCEANEs issued by Wavecom.  On February 27, 2009, Sierra completed the acquisition of 90.57% of the voting rights of Wavecom and on March 11, 2009, Sierra announced the re-opening of the tender offer for a subsequent offering period which expired on March 31, 2009.

In total, the first offer and subsequent offer resulted in 14,401,859 ordinary shares (including ordinary shares represented by ADSs) and 2,571,037 OCEANEs being tendered. In addition, Sierra also purchased 160,643 Wavecom ordinary shares on the market during the subsequent offering period.  Taking into account the treasury shares and the shares held by officers and employees that are subject to put/call arrangements, as of the close of the subsequent offering period, Sierra had acquired 95.4% of the voting rights of Wavecom.

On April 8, 2009, we settled the subsequent tender offer with $11,757 (€8,907) of cash that secured the term facility.

In accordance with applicable laws and regulations, on April 29, 2009, we completed the squeeze-out of the remaining Wavecom shares and OCEANEs with $7,723 (€5,851) of cash that secured the term facility.  As a result, the Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.

2.4       Effect on Financial Position

With the acquisition of Wavecom, it is expected that the combination will create a global leader that will be uniquely positioned to benefit from the anticipated growth in wireless for mobile computing and M2M markets.  Sierra expects the acquisition to significantly expand its position in the global M2M market and increase its scale and capabilities in Europe and Asia.

Sierra is not proposing or planning any material changes to its business or affairs as a result of the acquisition of Wavecom.

The operating cash flows from Sierra and Wavecom are expected to be adequate to meet ongoing cash requirements for operations and capital expenditures.

2.5       Prior Valuations

Wavecom appointed Ricol, Lasteyrie & Associés to act as Wavecom’s independent expert (the “Independent Expert”).  The Independent Expert set forth in its independent valuation report, dated December 23, 2008, in connection with the Offers and, if applicable, the squeeze-out that may be initiated pursuant to Article 237-14 et seq. of the General Regulations of the AMF (the “AMF General Regulations”), its opinion that, based upon and subject to the factors and assumptions set forth therein, (i) the consideration to be received by the holders of Shares is fair to such holders, and (ii) the consideration to be received by the holders of OCEANEs is fair to such holders, in each case, from a financial standpoint.

2.6       Parties to Transaction

The transaction is not with any informed person, associate or affiliate of Sierra.  The transaction was reviewed and unanimously approved by Sierra’s Board of Directors.

2.7       Date of Report

This report is dated May 11, 2009

3.              FINANCIAL STATEMENTS

Enclosed with this report are the following financial statements

(a)          Audited financial statements of Wavecom for the years ended December 31, 2008 and December 31, 2007, including the independent auditors’ report thereon; and

(b)         Pro forma consolidated financial statements of operations of Sierra for the year ended December 31, 2008